RESULTS OF SHAREHOLDER VOTES
The Annual Meeting of Shareholders of the Fund was held on September 28, 2010. At this meeting, shareholders voted on the election of trustees.

With regard to the election of the following trustees by common and preferred shareholders of the Fund:

                          # of Shares     In Favor Withheld
Randall C. Barnes          20,768,128          664,264
Derek Medina               20,758,794          673,598
Gerald L. Seizert          20,804,641          627,751